                                                                    EXHIBIT 12.1

                        U.S. RESTAURANT PROPERTIES, INC.
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)



                                                THREE MONTHS ENDED       NINE MONTHS ENDED
                                               --------------------     -------------------
                                               9/30/98      9/30/97     9/30/98     9/30/97
                                               -------      -------     -------     -------

Net income (loss)                              $  (653)       2,532       8,612       6,631

Fixed charges:
   Interest Expense                              4,387        2,952      11,243       6,639
   Amortization of Debt Issue Costs                146          100         415         245
   Preferred Dividend Requirements               1,776           --       5,327          --
   Rent Exp. Portion Representing Interest           3            6          10          21
                                               -------      -------     -------     -------
Total Fixed Charges and Preferred Stock
   Dividends                                     6,312        3,058      16,995       6,905

Less Preferred Stock Dividend
   Requirements                                  1,776           --       5,327          --
                                               -------      -------     -------     -------
Earnings                                       $ 3,883      $ 5,590     $20,280     $13,536
                                               =======      =======     =======     =======

Ratio of Earnings to Fixed Charges               0.86x(1)    1.83x       1.74x(1)   1.96x
Ratio of Earnings to Combined
   Fixed Charges and preferred
     stock dividends                             0.62x(1)    1.83x       1.19x(1)   1.96x


(1) For the three months ended September 30, 1998, the Company's earnings were inadequate to cover fixed charges by $653 and combined fixed charges and preferred stock dividends by $2,429. During the three months and nine months ended September 30, 1998, the Company recorded a non-cash charge of $4,991 related to the termination of the management contract. Excluding the effects of this charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.96x and 1.41x, respectively, for the three months ended September 30, 1998 and 2.17x and 1.49x for the nine months ended September 30, 1998.